UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 15)

NXP Semiconductors N.V.
(Name of Issuer)

COMMON STOCK NOMINAL VALUE €.20 PER SHARE
(Title of Class of Securities)

N6596X109
(CUSIP Number)

HERMAN H. RASPÉ, ESQ. PATTERSON BELKNAP WEBB & TYLER LLP 1133 AVENUE OF THE AMERICAS NEW YORK, NEW YORK 10036-6710 (212) 336-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 12, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N6596X109

1	Names of Reporting Person: Philips Pension Trustees Limited I.R.S. Identification No. of Above Person (Entities Only): N/A
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☒ (SEE ITEM 5)
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0 (SEE ITEM 5)
	8	Shared Voting Power 123,337,003 (SEE ITEM 5)
	9	Sole Dispositive Power 0 (SEE ITEM 5)
	10	Shared Dispositive Power 123,337,003 (SEE ITEM 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,549,097 (SEE ITEM 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13	Percent of Class Represented by Amount in Row (11) 6.57% (SEE ITEM 5)
14	Type of Reporting Person (See Instructions) CO, EP

CUSIP No. N6596X109

1	Names of Reporting Person: PPTL Investment LP I.R.S. Identification No. of Above Person (Entities Only): N/A
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☒ (SEE ITEM 5)
3	SEC Use Only
4	Source of Funds (See Instructions) N/A (SEE ITEM 3)
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Scotland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 16,549,097 (SEE ITEM 5)
	8	Shared Voting Power 123,337,003 (SEE ITEM 5)
	9	Sole Dispositive Power 16,549,097 (SEE ITEM 5)
	10	Shared Dispositive Power 123,337,003 (SEE ITEM 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,549,097 (SEE ITEM 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13	Percent of Class Represented by Amount in Row (11) 6.57% (SEE ITEM 5)
14	Type of Reporting Person (See Instructions) PN

CUSIP No. N6596X109

1	Names of Reporting Person: PPTL Investment Limited I.R.S. Identification No. of Above Person (Entities Only): N/A
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☒ (SEE ITEM 5)
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Scotland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0 (SEE ITEM 5)
	8	Shared Voting Power 123,337,003 (SEE ITEM 5)
	9	Sole Dispositive Power 0 (SEE ITEM 5)
	10	Shared Dispositive Power 123,337,003 (SEE ITEM 5)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,549,097 (SEE ITEM 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13	Percent of Class Represented by Amount in Row (11) 6.57% (SEE ITEM 5)
14	Type of Reporting Person (See Instructions) CO

Statement on Schedule 13D/A

This Amendment No. 15, being filed by (i) Philips Pension Trustees Limited (“Philips Pension Trustees”), a private limited company organized under the laws of England and Wales, (ii) PPTL Investment LP, a limited partnership organized under the laws of Scotland (“PPTL LP”) and (iii) PPTL Investment Limited, a Scottish company limited by guarantee (“GP” and together with Philips Pension Trustees and PPTL LP, the “Reporting Persons”), amends the Schedule 13D  initially filed on September 17, 2010 (“Original 13D”), as amended by Amendment No. 1 filed on November 2, 2010 (“First Amendment”), Amendment No. 2 filed on April 6, 2011 (“Second Amendment”), Amendment No. 3 filed on July 6, 2011 (“Third Amendment”) Amendment No. 4 filed on July 19, 2011 (“Fourth Amendment”), Amendment No. 5 filed on November 1, 2011 (“Fifth Amendment”), Amendment No. 6 filed on November 8, 2011 (“Sixth Amendment”), Amendment No. 7 filed on February 17, 2012 (“Seventh Amendment”), Amendment No. 8 filed on March 5, 2012 (“Eighth Amendment”), Amendment No. 9 filed on March 12, 2012 (“Ninth Amendment”), Amendment No. 10 filed on July 30, 2012 (“Tenth Amendment”), Amendment No. 11 filed on August 9, 2012 (“Eleventh Amendment”), Amendment No. 12 filed on November 28, 2012 (“Twelfth Amendment”), Amendment No. 13 filed on January 25, 2013 (“Thirteenth Amendment”) and Amendment No. 14 filed on February 8, 2013 (“Fourteenth Amendment” and together with the First Amendment, Second Amendment, Third Amendment, Fourth Amendment, Fifth Amendment, Sixth Amendment, Seventh Amendment, Eighth Amendment, Ninth Amendment, Tenth Amendment, Eleventh Amendment, Twelfth Amendment and Thirteenth Amendment, the “Prior Amendments”) relating to the beneficial ownership of common stock, nominal value €.20 per share (“Common Stock”), of NXP Semiconductors N.V. (the “Issuer”), a public company with limited liability incorporated under the laws of The Netherlands.  The principal executive office of the Issuer is located at High Tech Campus 60, 5656 AG Eindhoven, The Netherlands.  Information reported in the Original 13D, as amended or superseded by information contained in the Prior Amendments remains in effect except to the extent that it is amended or superseded by information contained in this Amendment.  Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Original 13D, as amended by the Prior Amendments.

Item 4.  Purpose of Transaction

Item 4 of the Original 13D is hereby amended and supplemented by inserting the following paragraph before the final paragraph thereof:

On February 12, 2013, GP and Philips Pension Trustees entered into a letter agreement (the “Amendment Letter”) temporarily amending the sales requirements of the Restated LP Agreement described in the second paragraph of this Item 4 (as set forth in the Third Amendment) for the period beginning on the date of the Amendment Letter and ending on June 30, 2016 (the “Amendment Period”).  Pursuant to the Restated LP Agreement as amended by the Amendment Letter, PPTL LP shall during the Amendment Period sell Transfer Shares on or after the Early Sale Date (as defined in the Amendment Letter and hereinafter used as  so defined) if any of the following circumstances specified in the Amendment Letter apply (allowing for exceptions as determined by GP as general partner of PPTL LP): (i) the sales can be (and  are) made at a price equal to or greater than a specified price; (ii) the funding level of the Pension Fund approximates or exceeds a level which would make it possible for the Pension Fund to buy out its benefit liabilities in full with an appropriate insurance company and to wind up the Pension Fund in an orderly and correct manner; or (iii) GP determines in its absolute discretion that each of the following conditions are satisfied: (a) the Issuer’s Common Stock is more likely than not to trade at a publicly quoted price which is, at all times during the Reasonably Foreseeable Future (as defined in the Amendment Letter and hereinafter used as so defined), below a specified price; (b) either (1) the  reason for the publicly quoted price being below the specified price is predominantly a factor which is specific to the Issuer rather than a general trend in the market prices of U.S. quoted equities or (2) in the opinion of GP there is no realistic likelihood of market prices of U.S. quoted securities increasing such that the preceding condition (a) would no longer apply within the Reasonably Foreseeable Future; and (c) the price which GP will obtain for the shares of Common Stock by executing the proposed sale is likely to be the best price which is likely to be obtained for the shares of Common Stock in the Reasonably Foreseeable Future and accordingly that not executing the proposed sale at that price and time may expose those with an interest in PPTL LP’s obtaining the best price possible for those shares of Common Stock to unreasonable downside risks having regard to their nature and purpose as investors.  After the Amendment Period, the temporary amendment effected by the Amendment Letter will cease to have effect and the sales requirements under the Restated LP Agreement shall revert to those described in the second paragraph of this Item 4 (as set forth in the Third Amendment).  The Amendment Letter is attached as Exhibit 17 hereto and its terms are hereby incorporated by reference in this Item 4.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original 13D is hereby amended and supplemented by adding the following paragraph after the final paragraph thereof:

On February 12, 2013, GP and Philips Pension Trustees entered into the Amendment Letter. Under the terms of the Restated LP Agreement as temporarily amended by the Amendment Letter, PPTL LP shall during the Amendment Period sell Transfer Shares on or after the Early Sale Date if any of the following circumstances specified in the Amendment Letter apply (allowing for exceptions as determined by GP as general partner of PPTL LP): (i) the sales can be (and are) made at a price equal to or greater than a specified price; (ii) the funding level of the Pension Fund approximates or exceeds a level which would make it  possible for the Pension Fund to buy out its benefit liabilities in full with an appropriate insurance company and to wind up the Pension Fund in an orderly and correct manner; or (iii) GP determines in its absolute discretion that each of the following conditions are satisfied: (a) the Issuer’s Common Stock is more likely than not to trade at a publicly quoted price which is, at all times during the Reasonably Foreseeable Future, below a specified price; (b) either (1) the reason for the publicly quoted price being below the specified price is predominantly a factor which is specific to the Issuer rather than a general trend in the market prices of U.S. quoted equities or (2) in the opinion of GP there is no realistic likelihood of market prices of U.S. quoted securities increasing such that the preceding condition (a) would no longer apply within the Reasonably Foreseeable Future; and (c) the price which GP will obtain for the shares of Common Stock by executing the proposed sale is likely to be the best price which is likely to be obtained for the shares of Common Stock in the Reasonably Foreseeable Future and accordingly that not executing the proposed sale at that price and time may expose those with an interest in PPTL LP’s obtaining the best price possible for those shares of Common Stock to unreasonable downside risks having regard to their nature and purpose as investors.  After the Amendment Period, the temporary amendment effected by the Amendment Letter will cease to have effect and the sales requirements under the Restated LP Agreement shall revert to those described in the fourth paragraph of this Item 6 (as set forth in the First Amendment).  The terms of the Amendment Letter (attached hereto as Exhibit 17) are incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

Item 7 of the Original 13D is hereby amended to add the following:

Exhibit 17:  Letter agreement, dated February 12, 2013, by and between GP and Philips Pension Trustees.*

* Filed herewith

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2013

PHILIPS PENSION TRUSTEES LIMITED

/s/ S. Roberts
Name: S. Roberts
Title: Director

PPTL INVESTMENT LP

/s/ M. R. Armstrong
Name: M. R. Armstrong
Title: Director, PPTL Investment Limited
as General Partner on behalf of PPTL Investment LP

PPTL INVESTMENT LIMITED

/s/ M. R. Armstrong
Name: M. R. Armstrong
Title: Director

EXHIBIT INDEX

Exhibit 17	Letter agreement, dated February 12, 2013, by and between GP and Philips Pension Trustees.*

*	Filed herewith